As filed with the Securities and Exchange Commission on April 27, 2004

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Access National Corporation

(Exact name of registrant as specified in its charter)

Virginia	82-0545425
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1800 Robert Fulton Drive, Suite 300
Reston, Virginia	20191
(Address of principal executive offices)	(Zip Code)

Access National Corporation 1999 Stock Option Plan
(As Restated Effective April 22, 2003)
(Full title of the plan)

Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
(703) 871-2100
(Name, address and telephone number, including area code, of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jacob A. Lutz, III, Esq.
Troutman Sanders LLP
1111 East Main Street
Bank of America Center
Richmond, Virginia 23219
Telephone: (804) 697-1490
Facsimile: (804) 698-6014

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed maximum	maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered	share	price	registration fee
Common Stock, $1.67 par value, to be issued under Access National Corporation 1999 Stock Option Plan (As Restated Effective April 22, 2003)	975,000 shares(1)	$5.73(2)	$5,586,750 (2)	$707.84

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the 1933 Act), includes an indeterminate number of additional shares that may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as provided in the Plan.

(2) Pursuant to Rule 457(h)(1) under the 1933 Act, the offering price is based on the book value of the shares computed as of February 28, 2004.

Part I — Information Required in the Section 10(a) Prospectus

Item 1. Plan Information.

       Not required to be filed.*

Item 2. Registrant Information and Employee Plan Annual Information.

*	Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with the Note to Part I of Form S-8 and Rule 428.

Part II — Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

       Access National Corporation (the Company or the Registrant) hereby incorporates by reference into this registration statement the following documents:

(a)	Form 10-KSB/A for the fiscal year ended December 31, 2003, as filed on April 23, 2004 (file number 333-109125);

(b)	The Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, as filed on March 30, 2004 (file number 333-109125);

(c)	The Current Report on Form 8K12G3/A, as filed on September 24, 2003 (file number 333-109125); and

(d)	The Current Report on Form 8K15D5, as filed on September 24, 2003 (file number 333-109125).

     All documents filed by the Registrant subsequent to the date of this registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the 1934 Act) and prior to the filing of a post-effective amendment hereto which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this registration statement and to be a part hereof from their respective dates of filing.

     Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document which is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any other subsequently filed document that is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.

Item 4. Description of Securities.

       The articles of incorporation authorize the Company to issue 30,000,000 shares of common stock, par value $1.67, of which 3,477,360 shares are issued and outstanding as of March 31, 2004, and, as of March 31, 2004, the Company has stock options for 595,168 shares of common stock issued and outstanding, of which 282,087 are exercisable. The Company also has two groups of outstanding common stock warrants: Series A and Series B. As of March 31, 2004, there were 526,860 Series A warrants, of which 511,860 had vested and were exercisable at any time to and including December 1, 2006, at which time they expire. The remaining 15,000 of the Series A warrants will vest on December 31, 2004, from which date they will be exercisable at any time to and including December 1, 2006, at which time they will expire. As of March 31, 2004, there were 484,500 Series B warrants that are exercisable at any time to and including June 4, 2004, at which time the Series B warrants expire. The common stock underlying both the Series A and the Series B warrants has been registered under the 1933 Act. All outstanding shares of common stock are fully paid and nonassessable. The Company’s board of directors may issue shares of its common stock from time to time for such consideration as the board may deem advisable without further shareholder approval, subject to the maximum authorized common stock provided in the Company’s articles of incorporation. No class of stock other than common stock is authorized by the Company’s articles of incorporation. Certain characteristics of the Company’s common stock are summarized below:

     Dividend policy. The Company may pay dividends as and when determined by the board of directors after consideration of the Company’s earnings, general economic conditions, financial condition and other factors as may be appropriate in determining dividend policy. To date, the Company has not paid any dividends, and has chosen to retain earnings to support the Company’s long-term growth. Holders of the Company’s common stock are entitled to receive and share equally in any dividends declared by the board of directors. Upon the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, holders of the Company’s common stock are entitled to share ratably, after satisfaction in full of all of the Company’s liabilities, in all of the Company’s remaining assets available for distribution.

     Conversion rights. Holders of the Company’s common stock have no rights to convert their common stock into any other securities.

     Sinking fund and redemption provisions. There are no sinking fund or redemption provisions applicable to the common stock.

     Voting rights. Holders of the Company’s common stock are entitled to one vote per share on all matters submitted to shareholder vote. If a quorum exists, action on a matter is approved by a majority of the votes cast within the voting group, unless a greater vote is required by law or the Company’s articles of incorporation (except that in elections of directors those receiving the greatest number of votes are elected even though less that a majority).

     Classification of the Board of Directors. The Company’s board of directors is divided into three classes, Class I, Class II, and Class III as nearly equal in number as possible. The successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of shareholders when directors are elected and qualified.

     Cumulative voting rights and preemptive rights. Holders of the Company’s common stock have no cumulative voting rights or preemptive rights.

     Liquidation rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment in full of all debts and other liabilities of the Company, the remaining net assets of the Company will be distributed ratably among the holders of the Company’s common stock.

     Further Assessments. Article 7 of the Virginia Stock Corporation Act provides that a purchaser of common stock is not liable to the corporation or its creditors with respect to the shares issued to the purchaser, except to pay the consideration for the shares that the purchaser is issued.

     Restrictions on Alienability. There is no restriction on alienability of the securities to be registered.

     Other Provisions. There is no provision discriminating against any existing or prospective holder of the securities as a result of any securities holder owning a substantial amount of securities.

     Provisions which may affect changes in control. Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders. As of March 31, 2004, the Company had approximately 400 holders of record. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of the Company’s common stock. Although Virginia corporations are permitted to opt out of these provisions, the Company has not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

     Affiliated transactions statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

     The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

     Control share acquisitions statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Item 5. Interests of Named Experts and Counsel.

    Not applicable.

Item 6. Indemnification of Directors and Officers.

    Article VI of the Company’s articles of incorporation limits the liability of the Company’s directors and officers to the Company and its shareholders to the full extent permitted by the Virginia Stock Corporation Act as now and hereafter in effect. The Virginia Stock Corporation Act places a limit on the liability of a director or officer in derivative or shareholder proceedings equal to the lesser of (i) the amount specified in the corporation’s articles of incorporation or a shareholder-approved bylaw; or (ii) the greater of (a) $100,000 or (b) twelve months of cash compensation received by the director or officer. The Company’s articles of incorporation provide that the Company’s directors and officers will not be monetarily liable to the Company or the Company’s shareholders, if such limitation is permissible under the Virginia Stock Corporation Act. This limitation does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law. The effect of the Company’s articles of incorporation, together with the Virginia Stock Corporation Act, is to eliminate liability of directors and officers for monetary damages in derivative or shareholder proceedings so long as the required standard of conduct is met.

     Article VI of the Company’s articles of incorporation also mandates indemnification of the Company’s directors and officers to the full extent permitted by the Virginia Stock Corporation Act. The Virginia Stock Corporation Act permits a corporation to indemnify its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of a criminal law. The Company is required to indemnify its directors and officers in all such proceedings if they have not violated this standard.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company have been advised that in the opinion of the Securities and Exchange Commission (the Commission) such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

An Exhibit Index appears at page 9 hereof.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume an price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) Include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the 1933 Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia, on April 27, 2004.

Access National Corporation
(Registrant)

By:	/s/ Michael W. Clarke
Michael W. Clarke President and Chief Executive Officer and Director

POWERS OF ATTORNEY
AND
SIGNATURES

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael W. Clarke as attorney-in-fact for him and in his name and on his behalf as a director and/or officer of Access National Corporation to prepare, execute and file any and all amendments, including post-effective amendments, or supplements to this registration statement on Form S-8, and other documents (including any necessary amendments thereof) which such attorney-in-fact may deem appropriate or necessary and to cause the same to be filed with the Commission.

     Pursuant to the requirements of the 1933 Act, this registration statement has been signed by the following persons in the capacities indicated below on this 27th day of April, 2004.

Signature	Title

/s/ Michael W. Clarke Michael W. Clarke	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Charles Wimer Charles Wimer	Executive Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)

/s/ J. Randolph Babbitt J. Randolph Babbitt	Director

/s/ John W. Edgemond, IV John W. Edgemond, IV	Director

/s/ James L. Jadlos James L. Jadlos	Director

/s/ Thomas M. Kody Thomas M. Kody	Director

/s/ Jacques Rebibo Jacques Rebibo	Chairman of the Board and Director

/s/ Robert C. Shoemaker Robert C. Shoemaker	Executive Vice President and Corporate Secretary and Director

EXHIBIT INDEX

Exhibit
Number

4.1	Articles of Incorporation of Access National Corporation, as amended on March 26 and April 19, 2004, incorporated herein by reference to Exhibit 3.1 to Form 10-KSB/A, filed April 23, 2004, file number 333-109125.

4.2	Bylaws of Access National Corporation, incorporated herein by reference to Exhibit 3.2 to Form 8-K 12g-3, filed July 19, 2002, file number 000-49929.

5	Opinion of Troutman Sanders LLP with respect to the validity of the Common Stock under the Plan, filed herewith.

23.1	Consent of Troutman Sanders LLP, contained in the opinion filed as Exhibit 5 hereto.

23.2	Consent of Yount, Hyde & Barbour, P.C., independent public accountants, filed herewith.

24	Powers of Attorney of directors and officers of Access National Corporation, on page 8 herein.

99	Access National Corporation 1999 Stock Option Plan (As Restated Effective April 22, 2003), filed herewith.